1-15188

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 2, 2002.

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the Shareholder resolutions adopted by the Ordinary Shareholder´s Meeting of Siderca S.A.I.C. held on April 29, 2002.

SUMMARY OF THE RESOLUTIONS OF THE ORDINARY SHAREHOLDER'S MEETING OF SIDERCA S.A.I.C., HELD ON APRIL 29, 2002.

As required under applicable regulations, we hereby inform that the Ordinary Shareholder's meeting of Siderca S.A.I.C., held on April 29, 2002, adopted the following resolutions:

First Resolution:

The annual report and financial statements, corresponding to the fiscal year ended on December 31, 2001 were approved; and all acts carried out by the Board of Directors and Supervisory Council during that fiscal year were approved and ratified.

Second Resolution:

The annual consolidated financial statements, corresponding to the fiscal year ended on December 31, 2001 were approved as complementary information.

Third Resolution:

The compensation for the members of the Board of Directors and Supervisory Council, for the total amount of $433.500 (pesos four hundred thirty three thousand five hundred) was approved.

Fourth Resolution:

The fee paid to Price Waterhouse Coopers, for the fiscal year ended on December 31, 2002, for an aggregate of $195.200 (pesos one hundred ninthy five thousand two hundred), was acknowledged by the shareholders.

Fifth Resolution:

The following distribution of profits was approved: $7,014,837 to increase the Company's Legal Reserve, $134,488,158 to be applied to a reserve for future dividend payments; $1,000,000 to be applied towards charitable contributions at the discretion of the Chairman of the Board of Directors, $5,000,000 to be applied towards social programs in Campana at the discretion of the Chairman of the Board of Directors and $500,000 to be contributed to Fundación Hermanos Agustín y Enrique Rocca.

Sixth Resolution:

The shareholders agreed that there would be thirteen (13) members of the Board of Directors, and the following persons were appointed as Directors: Roberto Bonatti, Ernesto Antonio Cossavella, Carlos Manuel Franck, Arturo Eugenio Lauro Lisdero, Fernando Ricardo Mantilla, Bruno Marchettini, Arnaldo Tomás Musich, Federico Alejandro Peña (h), Gianfelice Mario Rocca, Paolo Rocca, Roberto Rocca, Carlos Daniel Tramutola and Amadeo Vázquez. The shareholders agreed that there would be three (3) members of the Supervisory Council, appointing the following members: Mario Hugo Azulay, Juan José Valdez Follino and Alberto Pertini, and Mr. Roberto Aníbal Fernández Mouján was appointed as alternate member of the Supervisory Council.

Seventh Resolution:

It was acknowledged that the shareholder SIDERTUBES S.A. owns more than 25% (twenty-five percent) of the outstanding shares of Siderca.

Buenos Aires, May 2, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: May 2, 2002